Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

January 18, 2012	Deborah Schwager Froling
Attorney
VIA EDGAR AND HAND DELIVERY	202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Paladin Realty Income Properties, Inc.
Amendment No. 1 to Form S-11
SEC File No. 333-175741

Dear Mr. McTiernan:

On behalf of our client, Paladin Realty Income Properties, Inc., a Maryland corporation (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated November 4, 2011, with respect to the Registration Statement on Form S-11 as filed with the Securities and Exchange Commission on July 22, 2011 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) revised to reflect, among other things, changes requested by your comment. For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the Registration Statement.

The Staff’s comment is set forth below in bold, followed by the Registrant’s response.

General

1.	We note your response to comment no. 1. We believe that as presented in the prospectus the measure “cash distributions from investments” is a numerical measure of the registrant’s historical cash flows that excludes amounts that are included in and/or includes amounts that are excluded from GAAP cash flow from operations. Please revise the presentation to comply with Item 10(e) of Regulation S-K.

Response: As discussed, the Registrant has removed the disclosure relating to “Cash Distributions from Investments.”

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Mr. Michael McTiernan

January 18, 2012

If you have any questions, please feel free to call me at (202) 857-6075 or Michael B. Lenard, Executive Vice President of Paladin Realty Income Properties, Inc. at (310) 996-8704.

Sincerely,

/s/ Deborah Schwager Froling Deborah Schwager Froling

cc: Michael B. Lenard, Paladin Realty Income Properties, Inc.